

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Via U.S. Mail and Fax (503) 813-5625

Mr. Douglas K. Stuver
Chief Financial Officer
Pacificorp
825 N.E. Multnomah Street
Portland, Oregon 97232

      Re: Pacificorp
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              File No. 001-05152

Dear Mr. Stuver:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director